Exhibit 99.1

For immediate release	For more information, contact:

Alona Stein
On Behalf of INX
+972-50-778-2344
alona@reblonde.com

INX to Acquire Openfinance Securities LLC

The Acquisition Doubles INX/Openfinance Registered User Base to Nearly 10K

NEW-YORK, CHICAGO, WASHINGTON – October 27, 2020 - INX Limited (“INX”), the global blockchain-based platform for trading digital assets, announced today it has signed a term-sheet for the acquisition of Openfinance Securities LLC, a registered U.S. broker-dealer operating a registered FINRA/SIPC member, with an alternative trading system (ATS) (“Openfinance”). Subject to the execution of definitive agreements, regulatory approvals and other closing conditions, INX would acquire Openfinance’s broker-dealer and ATS business including its systems, digital asset listings, client base and licenses. Openfinance is based in Chicago with offices in New York and Pennsylvania.

INX aims to bolster its leadership position in the digital assets’ ecosystem with the acquisition of Openfinance, one of the pioneers of regulated trading platforms in this space. Openfinance listings include companies such as Blockchain Capital, Spice VC and Lottery.com. INX intends to assure continuity of operations and service to Openfinance’s customer base.

“Digital securities represent a new evolution in traditional capital markets. There are massive benefits of listing and trading digital assets versus traditional equities,” said Shy Datika, president and founder of INX. “Openfinance has pioneered this space and earned the respect of Wall Street, the blockchain community, and U.S. regulators. We are proud to add those incredible achievements to the INX portfolio – offering investors more access to liquidity.”

Openfinance CEO Jim Stonebridge stated that “INX and Openfinance share the same vision of providing a safe and regulated ecosystem for listing and trading of digital assets. We believe that regulatory oversight, combined with liquidity, will make digital assets the financial instrument of choice for companies and investors seeking to access and raise capital. The consolidation of two leading platforms will be the catalyst needed to move this industry forward”.

INX recently launched the first SEC-registered digital security IPO for both retail and institutional investors. INX plans to provide novel trading and capital raising financial instruments to enterprises and companies worldwide.

For more information about INX, visit https://www.inx.co/.

About INX

INX aims to provide a regulated trading platform for digital securities and cryptocurrencies combining traditional markets expertise and a novel fintech approach. INX is led by an experienced team of business, finance, and blockchain technology experts unified by the vision of redefining the world of capital markets via the leveraging of blockchain technology and novel regulatory approach.

About Openfinance

Openfinance is transforming alternative asset investing with the leading trading platform for the secondary trading of digital securities. Backed by a team of industry veterans and key partnerships, Openfinance provides unprecedented access to liquidity and investment opportunity in the $8.8 trillion alternative asset market. Through our wholly owned broker/dealer, Openfinance Securities, LLC, Member FINRA/SIPC, Openfinance is an SEC designated ATS licensed to trade digitally formatted securities, including blockchain based STOs.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail in the preliminary prospectus that forms a part of the effective registration statement filed with the SEC, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.